October 25, 2010

VIA EDGAR

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

cc:	Tamara Tangen, Staff Accountant (via facsimile and courier)
Christine E. Davis, Assistant Chief Accountant (via facsimile and courier)
Jan Woo, Staff Attorney (via facsimile and courier)
Maryse Mills-Apenteng, Special Counsel (via facsimile and courier)
Nancy Lurker, Chief Executive Officer – PDI, Inc.

Re:	PDI, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
Form 8-K filed December 4, 2009
Form 8-K filed March 4, 2010
File No. 000-24249

Dear Mr. Krikorian:

On behalf of PDI, Inc. (the “Company” or “PDI”), I am writing in response to the comments made by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated September 27, 2010 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (“Form 10-K”), the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010 (“Form 10-Q”), the Company’s Current Report on Form 8-K dated December 4, 2009 and the Company’s Current Report on Form 8-K dated March 4, 2010.

For your convenience, the Staff’s comments are set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.

Morris Corporate Center 1, 300 Interpace Parkway, Parsippany, New Jersey 07054
       Phone: 862.207.7800 · Toll Free: 800.242.7494 · www.pdi-inc.com

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1, Business, page 5

1.
We note that your proposed disclosure in response to prior comment 1 does not include a discussion of the minimum purchase obligations that you reference in Exhibit A of your response letter. Given the significance of the contracts to your historical operations, it appears that a minimum purchase obligation is a material factor impacting your future revenues that should be disclosed. Please ensure that you discuss all material terms of the agreements with your significant customers.

Response:

We respectfully acknowledge the Staff’s comment regarding minimum purchase obligations and note that the discussion of this material term in our previous response letter may not have been easily identifiable within the revised disclosure we provided. In our previous response we had described this term as “minimum service periods” as the factor with which this term is measured by is the passage of time as opposed to measuring it by other more recognizable factors such as dollar value or number of details performed. The description of minimum service periods was provided in our discussion of both the prior written notice required for early termination and the pre-determined future notice date. In order to address the Staff’s comment and make our description of minimum purchase obligations more transparent to the reader, we will revise this portion of our disclosure accordingly in our future periodic and annual report filings.

Exhibits

2.
Please refer to prior comment 1. We note your statement that you redacted a portion of the information in Exhibit A regarding certain contractual information. We further note that the legend in Exhibit A suggests that you may be relying on Exchange Act Rule 12b-4 to redact this information. Please be advised that Exchange Act Rule 12b-4 solely provides that supplemental information provided to us by a registrant may be returned, on request, to the registrant provided that the return of the information is determined to be consistent with the protection of investors and the provisions of the FOIA. It does not provide a process for redacting information provided in response to our comments.

If you wish to obtain confidential treatment for any part of your response to our comments, please be advised that Rule 83 of the Freedom of Information Act sets forth the procedures for a registrant to request confidential treatment for information contained in a response letter or for supplemental information provided to us. If you seek to rely upon this rule, please review the rule requirements. Note specifically that in making a request pursuant to Rule 83, among other things, on each page where you omit information from the electronic version of the letter, you should tie the omissions to a legend that indicates material has been omitted pursuant to Rule 83 and provide an identifying number or code, such as a Bates-stamped number. You must then refer to that number or code in your response letter requesting confidential treatment. Finally, a copy of the request for confidential treatment must be provided to the FOIA office, in addition to the copy sent to the examiner, and the legend “FOIA Confidential Treatment Request” must appear prominently at the top of the first page of the written request.

Response:

We duly note the Staff’s comment regarding our inappropriate reliance on Exchange Act Rule 12b-4 in our previous response letter. We will review in detail the provisions of both the Exchange Act Rule 12b-4 and Rule 83 of the Freedom of Information Act to ensure that any future reliance we may chose to place on these rules is done so in accordance with their respective requirements.

3.
With respect to the two contracts with Pfizer, taken separately, from which you derived approximately 28% and 22% of your revenues for the six months ended June 30, 2010, we are unable to concur with your assertion that you are not substantially dependent on the contracts. The material terms of each of these contracts with respect to such matters as exclusivity, contract term, and minimum purchase obligations appear to indicate that the company is dependent to a material extent on the contracts. This is true even taking into consideration your assertion that the loss of any one of these contracts does not necessitate the termination of any other contract or the customer relationship and would not fundamentally affect the nature or structure of the business you perform for that customer. Moreover, we note that the portion of your revenues derived from Pfizer increased on the whole from 28.2% in 2008 to 42% in 2009. Please file these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

In comment 3 of the Comment Letter, the Staff noted our response to its previous comment, but indicated that it was unable to concur with our assertion as our response failed to convincingly demonstrate a lack of substantial dependence on our two material customer contracts with Pfizer, Inc. After reviewing the Staff’s explanation of the contributing factors it considered in forming its conclusion, we request that the Staff give additional consideration to other factors we consider to be more helpful in understanding our interpretation of Item 601(b)(10)(ii)(B) of Regulation S-K (the “Rule”) and the application of this rule to PDI’s business.

Although the term “substantially dependent” is not specifically defined within Item 601(b)(10)(ii)(B) of Regulation S-K, the rule does provide the following two examples of what would constitute a contract upon which a registrant’s business is substantially dependent: a) a continuing contract to sell the major part of a registrant’s products or services or to purchase the major part of a registrant’s requirements of goods or raw materials; and b) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which a registrant’s business depends to a material extent. Based on these examples and our interpretation of the Rule’s fundamental purpose, it is our belief that a conclusion on whether a company is substantially dependent on a contract should include two primary concepts:

•
Whether the loss of such contract would have a materially adverse affect on the company’s financial condition so significant that it would result in a fundamental change in the nature or structure of the company’s business; and

•
Whether the company has at its disposal, within a reasonable period of time, access to adequate alternate means on commercially reasonable terms to replace the lost contract in the event it is terminated.

In addition to this, we believe it is important to differentiate between a contract that a company is “substantially dependent” upon, and one which should only be considered a “significant contract”. Although we believe that the determination of a significant contract can be based solely on the financial impact it may have on a company’s business, to be considered substantially dependent the determination must include both qualitative and quantitative measurements. As such, although the loss of a significant contract may have a material financial impact on a company, we do not believe that this constitutes the company being substantially dependent upon the contract.

When applying these concepts to determine if PDI is substantially dependent on a contract, we believe it is important to consider the following information specific to PDI:

1.	We have substantial turnover in our customer contracts primarily due to their short-term nature

The Company primarily provides outsourced promotional services to pharmaceutical and other healthcare companies mainly through short-term detailing agreements. The short-term nature of the agreements is standard industry practice and, while it limits the period of time and the value of services our customers are obligated to purchase from us, it also significantly reduces the likelihood of our customers terminating the arrangements early. The very nature of our business is predicated upon our customers’ need for, and our ability to accommodate, flexibility in a constantly evolving marketplace. This flexibility includes our ability to ramp-up for new agreements, add resources to existing agreements or reduce the size of an engagement in whole or in part. It is this flexibility that is the main driver of volatility in our customer base as contracts that generate significant revenues for us frequently come and go.

In order to illustrate this pattern, we have provided the attached analysis (Exhibit A), a summary of our significant customers for the fiscal years 2004 through 2009 as disclosed previously in our Form 10-K’s filed with the Securities Exchange Commission. As you will notice from the analysis, over this six year period we have had a total of 15 significant contracts (contracts contributing approximately 10% or more of consolidated revenue) with seven significant customers, as well as other smaller agreements with these customers. Each of these contracts was a short-term agreement that has run its course and, upon the completion of each, PDI continued to operate its business as usual. It should also be noted that each of these customers was considered significant to our business for only one, two or three of the six years, thus further illustrating the degree of turnover of our significant customers.

2.	We are not restricted by capacity limitations to service our customers

We make reference to the Rule’s first example of substantially dependent – “a continuing contract to sell the major part of a registrant’s products or services”. We interpret the example to represent: a) a company that has a finite capacity of its products or services; b) whereby an individual contract makes up a significant portion of that finite capacity; and c) the absence or removal of the contract would result in that capacity going unsold, thus translating in the company’s dependence on that contract in order utilize that capacity.

The majority of our services relate to in-person visits with healthcare providers, making pharmaceutical sales representatives the key resource we utilize to deliver our services. Our capacity to provide these services is not finite in the sense implied by this interpretation. It is driven by our ability to access the resource and, while this resource is not infinite in its availability, it exceeds our utilization of it significantly.   Additionally, we are able to adjust the size of our field force, increasing it or decreasing it very rapidly, based on the acceptance or termination of contracts, effectively aligning our utilization of the resource with our customers’ needs at all times and eliminating the risk of us having unsold capacity. For example, during the period 2004 through 2009 as displayed in Exhibit A, our field force fluctuated between approximately 500 and 4,000 sales representatives depending on the contracts in place at the time.

By having nearly unlimited capacity and the flexibility to adjust our utilization of it to our needs, capacity becomes an irrelevant measurement of the services we provide. From a different perspective, our decision to accept or reject a new customer contract is never influenced by our ability to access the resources to meet our customers’ needs as we can, and will, always adjust the size of our field force accordingly.  As a result, the concept that any one contract comprises “a majority of our services” is not relevant in determining our dependence on a contract.

3.	We maintain the flexibility to adjust our resources and costs based on the demand of our services

The employment agreements we have with our sales representatives are structured to mirror certain provisions in our customer contracts such as program length, renewal options and early termination requirements. Therefore, when a contract is not renewed or is terminated early by a customer, and we are unable to transition the sales representatives to a new or existing program, they are released from our employment in accordance with their employment agreements. Additionally, unless otherwise specified in a customer contract, the general duration of our contracts being a year or less does not allow for our sales representatives to be eligible for severance benefits.

In addition to this, the size of our field force significantly exceeds that of our home office, and our direct overhead represents an small portion of our overall expenses. These overhead costs are mainly limited to employee-related expenses for home office personnel, rent, insurance and information technology costs. To a lesser extent, these direct overhead costs are also flexible, similar to the direct costs of our sales representatives, and can be adjusted to help alleviate the financial impact of a lost contract.

4.	There is substantial demand for our services by pharmaceutical companies to help offset the loss of a significant contract

There are numerous companies in the pharmaceutical industry who are continuously developing new products to bring to market and who frequently look to companies such as PDI to assist them with the promotion of these products towards healthcare professionals. Also, recent trends show that large pharmaceutical companies are reducing the size of their internal sales force and increasing their utilization of outsourced promotional service providers in order to keep expenses down. Therefore, when one of our significant contracts is not renewed or terminated early, there are sufficient alternatives available for us to replace the lost revenue, thus alleviating the dependence we may have on our existing significant contracts.

In summary, it is our belief that these key factors regarding our business model and the industry we operate in, as well as the difference between substantial dependence and significant contract, are more important in determining whether PDI is substantially dependent on a customer contract than financial analysis alone, and that these factors support our assertion that our business is not substantially dependent on any one contract.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly (phone: (862) 207-7832; facsimile: (862) 207-7899) if you have any further questions or concerns.

Yours truly,
/s/ Jeffrey E. Smith
Chief Financial Officer